UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Full Year 2017 Earnings PresentationMarch 7, 2018

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of condition which have been satisfied, though the share sale has not yet occured. Atlantica cannot make any representation regarding an agreement reached by two third parties. There is no guarantee that the AAGES ROFO and other agreements become effective, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; our ability to acquire solar projects due to the potential increase of the cost of solar panels; political, social and macroeconomic risks relating to the United Kingdom’s exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, under the AAGES ROFO Agreement, the Abengoa ROFO Agreement, or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new partners similar to the AAGES ROFO Agreement or Abengoa ROFO Agreement; our ability to identify and/or consumate future acquisitions from third parties or from potential new partners, including as a result of not being able to find acquisition opportunities at attractive prices; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa’s restructuring process; reputational risk, including damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; lowering of revenues in Spain that are mainly defined by regulation; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to market electricity can impact revenue from our renewable energy and efficient natural gas facilities (previously named “conventional generation”); changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our efficient natural gas facilities (previously named “conventional generation”); deterioration in Abengoa’s financial condition; Abengoa’s ability to meet its obligations under our agreements with Abengoa, including operation and maintenance agreements, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; failure of Abengoa to maintain its obligations and production guarantees, pursuant to EPC contracts; our ability to consummate future acquisitions from AAGES, Algonquin, Abengoa or others; our ability to close acquisitions under our ROFO agreements with AAGES, Algonquin, Abengoa and others, due to, among other things, not being offered assets that fit in our portfolio or not reaching agreements on prices; our ability to use U.S. NOLs to offset future income may be limited, including as the result of experiencing an ownership change under section 382 of the Internal Revenue Code of 1986, as amended (“IRC”); conflicts of interests which may be resolved in a manner that is not in our best interests or the best interest of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; the share sale may not be completed; the divergence of interest between us and Abengoa, due to Abengoa’s sale of our shares; potential negative implications from a potential change of control; negative implications of U.S. federal income tax reform; impact on our stock price due to the sale by Abengoa of its stake in us and potential negative effects of a potential sale by Abengoa of its stake in us or of a potential change of control or of a potential delay or failure of a sale process; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; and failure to collect insurance proceeds in the expected amounts; failure to reach an agreement on the extension of the production guarantee period at Solana and Kaxu. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of March 7, 2017. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.  DISCLAIMER

  Key Messages                   Strong Financial Results, meeting Guidance for the fourth consecutive year:Revenues over $1 bn, (+4%)Further Adj. EBITDA Incl. Unconsolidated Affiliates1 $786.6 M (+2%)CAFD of $170.6 M2Cash Available for Distribution including proceeds from Abengoa instruments of $200.7 M2  Dividend of $0.31 per share declared by the Board of Directors, representing an annual increase of 24% year on year   All conditions precedent have been satisfied for the transaction between Algonquin and Abengoa and the parties have commenced the process for the transfer of the Atlantica shares. ROFO Agreement3 entered into with AAGES   Setting mid-term growth targets  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 29)CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017Effectiveness is subject to the closing of the transaction. Atlantica cannot guarantee that closing will occur, since it is not a party in the sale of shares from Abengoa to Algonquin.

 1. Financial Results  2. Strategic Update  AGENDA  3. Q&A   Appendix

 1. Financial Results

     12 monthsDec 16      ∆  +4%  +2%      HIGHLIGHTSStrong Full Year 2017 Results  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  12 monthsDec 17  1,008.4  786.6  78%  -  CAFD  170.6  US $ in millions         Guidance for the year achieved  971.8  772.1  79%  171.2  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 29)CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017 and $28.0 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the twelve-month period ended December 31, 2016  CAFD including proceeds from Abengoa instruments    200.7    Net income affected by a one-off with no cash impact in 2017, mainly in Income Tax Expense  2

 HIGHLIGHTSSolid Overall Results                    US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  12 months Dec 17  12 months Dec 16   ∆  Revenue              12 months Dec 17  12 months Dec 16   ∆  SOUTH AMERICA              12 months Dec 17  12 months Dec 16   ∆  12 months Dec 17       12 months Dec 16        ∆                  ∆                  ∆                  ∆    EMEA    NORTH AMERICA    RENEWABLES    EFFICIENT NATURAL GAS    TRANSMISSION    WATER    Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  Margin  US $ in millions  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 29)  12 months Dec 17  12 months Dec 16  12 months Dec 17  12 months Dec 16  12 months Dec 17  12 months Dec 16  337.0  284.7  84%  118.8  124.6  105%  516.0  362.8  70%  724.4  538.4  74%  128.0  106.5  83%  95.1  104.8  110%  24.3  22.4  92%  332.7  282.3  85%  (1%)  (1%)  120.8  108.8  90%  2%  (13%)  554.9  395.5  71%  8%  9%  767.2  569.2  74%  6%  6%  119.8  106.1  89%  (6%)  0%  95.1  87.7  92%  0%  (16%)  26.3  23.6  90%  8%  5%

     KEY OPERATIONAL METRICSRobust and Steady Overall Performance      GWh produced          GWh produced  Electric availability          Availability          Availability  RENEWABLES    TRANSMISSION    WATER    EFFICIENT NATURAL GAS    MW in operation  Mft3 in operation  Miles in operation  MW in operation  Includes curtailment in wind assets for which we received compensation in the twelve-month period ended December 31, 2017Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability divided by contracted availability  1  4  4  3  2  12 months Dec 17  12 months Dec 16  12 months Dec 17  12 months Dec 16  12 months Dec 17  12 months Dec 16  12 months Dec 17  12 months Dec 16  2  3,087  1,442  100.0%  1,099  2,416  99.1%  300  101.8%  10.5  3,167  1,442  2,372  300  10.5  1,099  100.5%  97.9%  101.8%

     OPERATING CASH FLOW  CASH FLOWStrong Operating Cash Flow       Net change in consolidated cash  US $ in millions   12m 2017  12m 2016  Further Adjusted EBITDA incl. unconsolidated affiliates1  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital   Non monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW     Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 29)  +15%    (8.8)  772.1  (334.1)  (96.8)  (26.3)  (226.1)  82.0  2.0  334.4  (7.3)  786.6  (349.5)  (8.8)  385.6  (35.4)  71.4  (416.3)  40.7

       As of Dec. 31,2016    As of Dec. 31,2017  148.5  71.0  122.2  -      As of Dec. 31,2016    FINANCINGConservative Leverage at Holding Company Level  Net corporate debt / CAFD pre corporate debt service3  2.3x  Exchange rates as of December 31, 2017: (EUR/USD = 1.2005). Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)Net debt corresponds to gross debt including accrued interest less cash and cash equivalentsBased on CAFD pre corporate debt service for the year 2017    As of Dec. 31,2017    In $ millions1  494.6  Net Project Finance2  4,954.3  DEBT POSITION  Net Corporate Debt2  546.0  4,857.9  CORPORATE CASH  Corporate Cash at Atlantica Yield  Available Revolver Capacity  Total Corporate Liquidity    219.5  122.2  Project cash details in appendix  In $ millions1

       FINANCINGNet Debt Bridge  Operating cash flow before interest paid  5,403.9  735.1  349.5  Net interest and income tax paid  Operations1    In $ millions  DEC 17  DEC 16    Acquisitions  Dividends paid (shareholders and non-controlling)  FX translation differences  Accrued interest and other  Abengoa proceeds for Solana debt repayment  2.1  99.5  30.1  5,448.9  344.5  57.1  Net debt as of  Net debt as of  42.5  Proceeds from Abengoa Instruments  5,104.4

 DIVIDENDQuarterly Dividend Increased to $0.31 per Share    Quarterly dividend of $0.31 per share declared by the Board of Directors  24%  24% increase compared with the fourth quarter of 2016 dividend, and7% increase compared with previous quarterAnnualized quarterly dividend represents a 73% payout ratio over 2017 CAFD  $0.31  $0.25

 2. Strategic Update

 NEW STRONG SPONSORAlgonquin Transaction  New Strong Shareholder  ROFO Agreement Signed with AAGES1  Shareholders Agreement1 with Algonquin Maintaining Atlantica’s Strong Corporate Governance  1   2   3   Algonquin to become Atlantica’s largest shareholder with a 25% stake upon closing of the transaction. All conditions precedent have satisfied and the parties have commenced the process for the transfer of the Atlantica sharesPossibility of increasing ownership up to 41.5%Industrial sponsor with solid industry expertise and investment grade rating  Algonquin is willing to support our growth financing with $100 M for capital increase aimed at financing growth subject to their board’s approvalPreferred rights to Algonquin when participating in further equity issuances  Effectiveness is subject to the closing of the Algonquin transaction. All conditions precedent have been satisfied, but Atlantica cannot guarantee that closing will occur, since it is not a party to the sale of shares from Abengoa to Algonquin.

         2018  770  Range in $ Millions  CAFD Net  170    820  190  Further Adjusted EBITDA incl. unconsolidated affiliates  Dividend distributions: 80% pay-out ratio1  -  -  Subject to Board of Directors’ approval.  2018 GUIDANCEInitiating 2018 Guidance

   Structured to Create Value  Efficient Corporate Structure   Prudent Financing Policy  High-Quality Portfolio of Contracted Assets  Visible Accretive Pipeline  D  C  B  A

 Strong Corporate Governance  No IDRs and only one class of sharesMajority of Independent Directors Algonquin will have the right to appoint 2 DirectorsIndependent management team since IPO  A highly experienced organization focused on asset operations and key corporate functionsLow G&A compared to peers  Complete and Efficient Corporate Functions      A  CORPORATE STRUCTUREEfficient Corporate Structure

 SELF AMORTIZING PROJECT DEBT STRUCTURE  PROJECT DEBT  Project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedged  $5,475  $4,123    +$1.3B reduction in the next 5 years  CORPORATE DEBT  Conservative corporate leverage compared to peersNet corporate debt represents less than 10% of total net debtNet corporate debt internal target < 3x CAFD before corporate interest  B  FINANCINGPrudent Financing Policy

 HIGH-QUALITY PORTFOLIOStrong Portfolio of Assets  C  LONG-TERM HIGH QUALITY CONTRACTS  19years  Weighted average contracted life remaining 1  Represents weighted average years remaining as of December 31, 2017. Regulated in the case of the Spanish assets.   DIVERSIFIED PORTFOLIO  Risks balanced across geographies and technologiesAccess to growth opportunities in high growth sectors and geographies  100% contracted revenues 2Investment grade offtakers 3Minimal commodity risk   OVER 25 YEARS OF CASH FLOWS VISIBILITY  Possibility to extend contracted life   Strong long-term cash-flows  (3) Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated.(4) Based on CAFD estimations for the next three years and assumes no acquisitions.      40% Solar or Wind  60% Zero natural resource dependency  Low dependence on natural resources4    Tails in most assets once debt is already amortized  CAFD profile of existing portfolio assuming no re-contracting

         Reach target performance in all assets  Action plan implemented  Other  Indexation mechanisms  Refinancing opportunities  Project debt refinancing opportunities  Reach target pay-out ratio  Lower dividends in 2017 while securing remaining waiversTarget pay-out ratio 80%  C  HIGH-QUALITY PORTFOLIOOpportunities to Increase Dividend per Share within the Existing Portfolio

 By reaching target payout ratio and expected production…  $1.24  Q4 2017 annualized    Double-digit CAGR on DPS for the next 2 years  Today’s DPS  …We anticipate delivering double-digit annual DPS growth for the next 2 years with our current portfolio  C  HIGH-QUALITY PORTFOLIOExpected Dividend Growth in the Short Term within the Existing Portfolio

   ROFO Agreements$600-800M expected to be offered in the next 2-3 years$200M yearly expected to be offered through AAGES ROFO in the subsequent years  PartnershipsActively pursuing other partnership opportunities  Third-Party AcquisitionsActive in several geographies and sectorsProprietary transactions in several markets  1  Organic Growth Opportunities Opportunities in transmission lines and other assets  D  ACCRETIVE INVESTMENTSOur Growth Strategy  0  Our Existing PortfolioEquityDebt

     Acquisition of a Mini-Hydro in Peru closed in February 2018  Project debt buyback: Plan to repurchase certain tranches of debt in US$ in South America  Equity IRR ~10% after tax4 MW, ~$9 million investment20-year PPA in US dollarsPeruvian Ministry of Energy as offtakerSolid operational track record since COD in 2012  >12% CAFD yield from 2019, equity IRR ~9% after tax, $25-$40 million of project debt amortization  Strong Accretion on Capital Deployed    D  ACCRETIVE INVESTMENTSAccretive Transactions in H1  We expect to close accretive investments of ~$35-$50 million in H1 2018

   We cannot assure you that AAGES, Algonquin or Abengoa Will offer us assets under the ROFO Agreements that fit within our portfolio of assets or contribute to our growth strategy on favorable terms or at allCurrently owned by EIG  Total equity value expected to be offered by AAGES of $200 million per year  ROFO Pipeline 2018-20201  Onwards  D  ACCRETIVE INVESTMENTSROFO Pipeline  Project  Potential stake  Country  Technology  Capacity  Estimated COD  Vista Ridge (SAWS)  20%  USA  Water Transportation  50,000 acre-feet/year  2020  A3T  100%  Mexico  Cogeneration  220 MW  2019  ATN3  100%  Peru  220 kV Transmission Line  221 miles  2020  Cerro Dominador (Atacama)2  100%  Chile  Solar  210 MW  2019  Xina  40%  South Africa  Solar  100 MW  In operation  Khi  51%  South Africa  Solar  50 MW  In operation

 D  ACCRETIVE INVESTMENTSAccretive Investments Are Expected to Deliver Sustainable DPS Growth in the Next 5 Years    Q4 2017 annualized  2022 DPS target   Existing portfolio growth  2017  2022  Accretive Investments    8 -10%CAGR    Capital available for investmentsCurrent liquidity on hand20% of yearly CAFDPossibility to use of corporate debt and/or capital increases while maintaining always the internal corporate leverage ratio of <3x times  Accretive investments opportunitiesROFO pipeline and other growth opportunitiesOur existing portfolio  $1.24  Today’s DPS

 3. Q&A

 Appendix

     EBITDA-CAFD RECONCILIATIONSolid CAFD and Cash Generation          ATN2 refinancing  CASH GENERATED  US $ in millions   12m 2017  12m 2016  (8.8)  (7.3)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness at project level  Further Adjusted EBITDA incl. unconsolidated affiliates1  772.1  786.6  (334.1)  (349.5)  (21.7)  22.4  (182.6)  (209.7)  114.9  191.6  14.9  -  Dividends paid to non-controlling interest  (8.9)  (4.7)  (59.4)  (20.9)  Non-monetary adjustments  Change in non-restricted cash at project companies  41.4  (21.0)  CAFD  171.2  170.6   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 31)  (3) CAFD includes $10.4 million of ACBH dividend compensation in the twelve-month period ended December 31, 2017 and $28.0 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the twelve-month period ended December 31, 2016  3  5.0  3.0  Dividends from unconsolidated affiliates  Deposits in/withdrawals from restricted accounts  (46.7)  (28.4)  200.7  Total CAFD including proceeds from Abengoa instruments   30.1  Proceeds from Abengoa debt and equity monetization  +67%    2  (2) Excludes $42.5 million Solana debt repayment with proceeds received from Abengoa in December 2017

         12m 2017  12m 2016  6.5  6.9    (4.9)  (111.8)  1.7  119.8  (6.6)  405.7  448.4  332.9  310.9  8.8  7.3  (5.3)  Q4 2017 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period    US $ in millions   Profit/(loss) for the period attributable to the Company  Profit/(loss) attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method  Financial expense, net  786.6  772.1  Further Adjusted EBITDAincl. unconsolidated affiliates  402.4  458.0  Operating Profit  Depreciation, amortization, and impairment charges  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  763.3  779.3  27.9  10.4  Dividend from exchangeable preferred equity investment in ACBH or its compensation

 HISTORICAL FINANCIAL REVIEWKey Financials by Quarter          FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017  Revenues     790,881     206,376  261,302  295,272  208,847    971,797     198,146   285,069  291,964  233,202    1,008,381   F.A. EBITDA margin (%)    80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  80.9%  67.5%  78.0%  Further Adj. EBITDA incl. unconsolidated affiliates    636,510     154,879  207,645  264,262  145,326   772,112     165,049   227,841  236,252  157,433   786,575   Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (12,291)    (2,332)  (2,193)  (2,157)  (2,120)  (8,802)    (1,100)  (2,064)  (2,052)  (2,049)  (7,265)  Further Adjusted EBITDA    624,219     152,547  205,452  262,105  143,206   763,310     163,949  225,777  234,200  155,384   779,310   Dividends from unconsolidated affiliates    4,417     -  4,984  -  -   4,984     -   -  2,454  549   3,003   Non-monetary items    (91,410)    (18,356)  (12,563)  (11,508)  (16,948)  (59,375)    (12,025)  (10.758)  (13,005)  14,906  (20,882)  Interest and income tax paid    (310,234)    (27,613)  (137,371)  (27,183)  (141,890)  (334,057)    (26,610)  (143,081)  (28,976)  (150,866)  (349,533)  Principal amortization of indebtedness net of new indebtedness at project level    (175,389)    (14,254)  (53,851)  (18,792)  (95,739)  (182,636)    (21,522)  (54,528)  (20,330)  (113,362)*   (209,742) *   Deposits into/withdrawals from debt service accounts    (16,837)    (34,155)  12,291  (43,027)  18,186  (46,705)    7,557  (8,157)  (26,581)  (1,205)  (28,386)  Change in non-restricted cash at project companies    72,217     (41,089)  59,969  (90,385)  112,918   41,413     (27,293)   66,886  (143,982)  83,397  (20,992)  Dividends paid to non-controlling interests    (8,307)    -  (5,479)  (3,473)  -  (8,952)    -  (1,801)  (2,837)  -  (4,638)  Changes in other assets and liabilities    79,821     (13,237)  (33,824)  (13,957)  39,325   (21,694)    (23,184)   (39,756)  35,747  49,621  22,428  Asset refinancing    -    14,893  -  -  -  14,893    -  -  -  -  -  Cash Available For Distribution (CAFD)    178,496      18,736. .   39,607  53,780 .    59,058   171,181      60,872   34,582  36,690   38,424  170,568                                    Dividends declared1    117,254    -  29,063  16,335  25,054   70,452    25,054   26,056  29,063  31,067   111,241  # of shares at the end of the period    100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260   DPS (in $ per share)    1.170    -   0.290  0.163   0.250  0.703     0.250  0.260  0.290  0.310  1.110  Project debt    5,470.7     5,666.8  5,512.1  5,612.9  5,330.5   5,330.5     5,410.3  5,474.1  5,579.5  5,475.2   5,475.2   Project cash    (469.2)     (529.4)  (469.7)  (587.6)  (472.6)   (472.6)     (487.4)  (435.4)  (597.0)  (520.9)   (520.9)   Net project debt    5,001.5     5,137.4  5,042.4  5,025.3  4,857.9   4,857.9     4,922.9  5,038.7  4,982.5  4,954.3   4,954.3   Corporate debt    664.5     669.9  666.3  671.6  668.2   668.2     667.9  684.6  700.9  643.1   643.1   Corporate cash    (45.5)     (45.4)  (84.9)  (85.8)  (122.2)   (122.2)     (102.0)  (178.9)  (197.1)  (148.5)   (148.5)   Net corporate debt    619.0     624.5  581.4  585.8  546.0   546.0     565.9  505.7  503.8  494.6   494.6                                 Total net debt    5,620.5     5,761.9  5,623.8  5,611.2  5,403.8   5,403.8     5,488.8  5,544.4  5,486.3  5,448.9   5,448.9   Net Corporate Debt/CAFD pre corporate interests2    2.9x    2.9x  2.7x  2.7x  2.7x  2.7x    2.6x  2.3x  2.3x  2.3x  2.3x  Dividends are paid to shareholders in the quarter after they are declaredRatios presented are the ratios shown on each earnings presentationsIncludes the impact of a one-time partial refinancing of ATN2  Debt details  Key Financials  US $ in thousands  US $ in millions  (3)   Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016  (4)  (5)  (5)  (5)  (5) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)(6) Excludes $42.5 million Solana debt repayment with proceeds received from Abengoa in December 2017  (6)  (6)

 HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter          FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017  by Geography                                         NORTH AMERICA       328,139     65,232  100,617  109,491  61,722   337,061     60,952  109,505  99,580  62,668   332,705    SOUTH AMERICA       112,480     29,008  28,973  30,183  30,599   118,763     28,527  30,161  31,317  30,792   120,797   EMEA       350,262     112,135  131,712  155,598  116,527   515,973     108,667  145,403  161,067  139,742   554,879   by Business Sector                                       RENEWABLES       543,012     141,166  201,246  235,844  146,070   724,326     137,664  225,939  230,872  172,751   767,226   EFFICIENT NATURAL GAS       138,717     35,179  30,289  29,452  33,126   128,046     29,800  29,614  30,240  30,130   119,784   TRANSMISSION       86,393     23,530  23,383  23,822  24,402   95,137     24,165  23,452  23,447  24,032   95,096   WATER       22,759     6,501  6,384  6,154  5,249   24,288     6,517  6,064  7,405  6,289   26,275   Total Revenue       790,881     206,376  261,302  295,272  208,848   971,797     198,146  285,069  291,964  233,202   1,008,381                                         FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017  by Geography                                      NORTH AMERICA       279,559     51,212  89,959  103,049  40,470   284,690     54,753  97,033  91,503  39,039   282,328         85.2%    78.5%  89.4%  94.1%  65.6%  84.5%    89.8%  88.6%  91.9%  62.3%  84.9%   SOUTH AMERICA1       110,905     24,062  23,996  45,496  31,046   124,599     33,757  24,858  25,560  24,591   108,766         98.6%    82.9%  82.8%  150.7%  101.5%  104.9%    118.3%  82.4%  81.6%  79.9%  90.0%  EMEA       246,046     79,605  93,690  115,718  73,810   362,823     76,539  105,951  119,190  93,801   395,481         70.2%    71.0%  71.1%  74.4%  63.3%  70.3%    70.0%  72.9%  74.0%  67.1%  71.3%  by Business Sector                                       RENEWABLES       417,157     102,170  155,253  191,570  89,435   538,427     102,625  176,638  183,344  106,586   569,193         76.8%    72.4%  77.1%  81.2%  61.2%  74.3%    74.5%  78.2%  79.4%  61.7%  74.2%  EFFICIENT NATURAL GAS       107,671     27,079  26,655  26,390  26,367   106,492     26,716  26,126  27,128  26,170   106,140         77.6%    77.0%  88.0%  89.6%  79.6%  83.2%    89.7%  88.2%  89.7%  86.9%  88.6%  TRANSMISSION1       89,047     19,410  19,948  40,551  24,886   104,795     30,459  19,373  18,817  19,046   87,695         103.1%    82.5%  85.3%  170.2%  102.0%  110.2%    126.0%  82.6%  80.3%  79.2%  92.2%  WATER       22,635     6,220  5,789  5,751  4,638   22,398     5,249  5.705  6,964  5,629   23,547         99.5%    95.7%  90.7%  93.5%  88.3%  92.2%    80.5%  94.0%  94.0%  89.5%  89.6%  Total Further Adj. EBITDA incl. unconsolidated affiliates1      636,510     154,879  207,645  264,262  145,325   772,112     165,049  227,842  236,253  157,431   786,575         80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  80.9%  67.5%  78.0%                US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)

       1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017                                             RENEWABLES (MW)     991   1,241   1,441   1,441   1,441     1,441  1,441  1,442  1,442   1,442     1,442  1,442  1,442  1,442   1,442   EFFICIENT NATURAL GAS (electric MW)     300   300   300   300   300     300  300  300  300   300     300  300  300  300   300   TRANSMISSION (Miles)     1,018   1,099   1,099   1,099   1,099     1,099  1,099  1,099  1,099   1,099     1,099  1,099  1,099  1,099   1,099   WATER (Mft3/day)     10.5   10.5   10.5   10.5   10.5     10.5  10.5  10.5  10.5   10.5     10.5  10.5  10.5  10.5   10.5                                               RENEWABLES2 (GWh)     319   764  958  495  2,536     514  974  1,098  501   3,087     460  1,100  1,017  590   3,167    (GWh)     628   616  601  620  2,465     529  621  649  617   2,416     591  580  615  585   2,372    (electric availability %)     101.7%  101.9%  101.7%  101.5%  101.7%    87.5%  102.5%  103.5%  103.3%  99.1%    99.8%  99.8%  101.6%  100.9%  100.5%  TRANSMISSION (availability %)     99.9%  99.8%  99.3%  100.0%  99.9%    99.9%  99.9%  99.9%  100.0%  100.0%    94.4%  98.8%  99.2%  99.2%  97.9%  WATER (availability %)     96.8%  103.2%  101.6%  102.5%  101.5%    101.5%  102.7%  102.9%  100.2%  101.8%    102.3%  101.9%  102.6%  100.4%  101.8%                  EFFICIENT NATURAL GAS 3  Capacity in operation1(at the end of the period)  Production / Availability  HISTORICAL FINANCIAL REVIEWKey Performance Indicators  4  5  6  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsIncludes curtailment in wind assets in Q1, Q2 and Q3 of 2017 for which we receive compensationEfficient Natural Gas production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodicallyElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability adjusted as per contractAvailability refers to actual availability divided by contracted availability

       1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17  4Q17  FY 2017                                                US     14.3%  33.7%  34.5%  17.1%  24.9%    17.3%  36.4%  33.5%  16.0%  25.8%    18.1%  41.9%  29.5%  18.2%  27.0%   Spain     15.1%  30.6%  31.3%  8.6%  21.0%    9.5%  27.0%  35.4%  9.9%  20.4%    10.0%  31.0%  33.4%  12.6%  21.8%   Kaxu        26.0%  31.1%  29.3%2    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%  20.9%  21.4%  41.1%  24.9%                                        WIND3 Uruguay     27.3%  34.4%  41.9%  39.3%  35.8%    31.6%  32.2%  35.9%  34.9%  33.7%    27.8%  36.1%  46.1%  37.7%  37.0%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operationsAverage capacity factor in Kaxu for 2015 calculated from August 1, 2015 Includes curtailment production in wind assets for which we receive compensation

     LIQUIDITYTotal Liquidity Position      US $ in millions1  Cash at project companies   - Restricted - Unrestricted  STFI2 at project companies  520.9  263.4257.5  As of Dec. 31,2017  75.5    TOTAL LIQUIDITY     472.6  236.1236.5  As of Dec. 31,2016  79.3    815.8  674.1  Corporate cash at Atlantica Yield  148.5  122.2  71.0  -  Available revolver capacity  Total corporate liquidity  219.5  122.2  Exchange rates as of December 31, 2017: (EUR/USD = 1.2005). Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)STFI stands for Short Term Financial Investments (restricted)

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown1  CURRENCY2  SECTOR  GEOGRAPHY  All amounts based on CAFD estimations for the next three years and assumes no acquisitions Including the effect of currency swap agreements    of long term interest rate in projects is fixed or hedged  ~ 90%  90  Denominatedin USD  %  35% North America45% Europe9% South America11% RoW          73% Renewable16% Efficient Natural Gas 8% Transmission 3% Water           +

         US $ in millions1  2019 Notes  Credit Facilities  Maturity  2019  Amounts withdrawn  255.0  Total  706.9  2018  57.0  CORPORATE DEBT DETAILSCorporate Debt as of December 31, 2017  Note Issuance Facility in Euros  (Note 1)  (Note 2)  (Note 3)  2022  108.7  2023  108.1  2024  108.1  (1) Exchange rates as of December 31, 2017: (EUR/USD = 1.2005)   2018  12.0  (Other facilities)  (Tranche A)

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO     ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CCV  RENEWABLE ENERGY  Solana    100% (2)  USA (Arizona)  280 MW  APS  A-/A3/A-  26  USD    Mojave    100%  USA (California)  280 MW  PG&E  A-/A3/A-  22  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/A-  20/19  EUR (4)    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/A-  19  EUR (4)    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  BBB+/Baa2/A-  14/16  EUR (4)    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/A-  19  EUR (4)    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/A-  20  EUR (4)    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  BBB+/Baa2/A-  17/17/18  EUR (4)    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/A-  21  EUR (4)    Seville PV    80%  Spain  1 MW  Kingdom of Spain  BBB+/Baa2/A-  18  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB/Baa3/BB+ (3)  17  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  16  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  17  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  15  USD  Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectivelyLiberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by SolanaFor Kaxu it refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unratedGross cash in Euros dollarized through currency hedges

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont’d)    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARS INCONTRACT LEFT  CCY  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB+/A3/BBB+  15  USD (2)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  23  USD (2)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  26  USD (2)    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  15  USD (2)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  17  USD (2)    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa2/BBB+  20  USD (2)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  16  USD (2)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  20  USD (2)        Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectivelyUSD denominated but payable in local currency

 Great West House, GW1, 17th Floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

 Date: March 7, 2018